Exhibit 99.1

TRILLION ENERGY PROVIDES OPERATIONAL UPDATE FOR SASB GAS FIELD

Akcakoca-3 Well being readied for perforations as gas sales from the South Akcakoca well commence

November 14, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that gas sales have commenced from its first new well (South Akcakoca) and that the borehole for Akcakoca-3 has now been cleared of old wireline through a fishing operation and cleaned, readied for the planned re-perforation operation this week.

An operation to fish the junk from the Akcakoca-3 well has now been successfully completed. After five days, our crew recovered over 600 kgs of lost cable, mill out the old packer and cleared the wellbore. All the lost cable above the packer was recovered, and the old packer was pushed down below the deepest perforation interval.

Images of the “fish” recovered from the Akcakoca-3 well may be found on our Twitter and LinkedIn feed @trillionenergy and will be included in our weekly newsletter that users may sign up for on our website www.trillionenergy.com.

The Akcakoca-3 borehole is now ready for the re-perforation, including the remaining gas-bearing zones totaling approximately 34 meters of pay. Perforations are anticipated to be completed later this week, with production commencing shortly thereafter.

Natural gas sales have commenced from South Akcakoca-2, which was put on initial production rates averaging approximately 3.0 MMcf/d between November 4th to 10th. The Company is monitoring production characteristics of the well and is planning to gradually increase production rates over time.

Arthur Halleran stated:

“We are pleased to have achieved gas sales from South Akcakoca-2 ahead of schedule in cooperation with our partner, TPAO. During testing, no gas was vented to the atmosphere as the gas flow was contained within the pipeline production system. This Akcakoca-3 fishing operation could not be done earlier, as the Uranus rig was required due to the mechanical challenges faced. We look forward to perforating and putting the well back on production this week.”

About the Company

Trillion Energy is focused on natural gas production for European and Turkish markets, through its 49% interest in the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development. We also produce oil from the Cendere oil field in which we own 19.6% (except three wells with 9.8%). In Bulgaria we have 100% of a prospective unconventional natural gas property, the Vranino 1-11 block. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.